Exhibit 12.1
EQUITY COMMONWEALTH
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Year Ended December 31,
	2017		2016	2015	2014	2013(1)
Earnings:
Income (loss) from continuing operations before income tax expense and equity in earnings of investees	$30,166		$233,639	$102,221	$(63)	$(62,034)
Gains on equity transactions of investees	—		—	—	(17,020)	—
Fixed charges	52,183		84,329	107,316	143,838	174,753
Distributions from investees	—		—	—	20,680	24,079
Adjusted Earnings	$82,349		$317,968	$209,537	$147,435	$136,798

Fixed Charges:
Interest expense (including net amortization of debt discounts, premiums and deferred financing fees)	$52,183		$84,329	$107,316	$143,838	$174,753
Total Fixed Charges	$52,183		$84,329	$107,316	$143,838	$174,753

Ratio of Earnings to Fixed Charges	1.6	x	3.8x	2.0x	1.0x	0.8x	(2)

(1)	Reclassifications have been made to the prior years' financial statements to conform to the current year's presentation.

(2)	The deficiency for this period was $37,995.